UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3


                      QUARTERLY REPORT PURSUANT TO RULE 58


                       For the quarter ended June 30, 2002







                               KEYSPAN CORPORATION
                              --------------------
                      (Name of registered holding company)


              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201
                    (Address of principal executive offices)


Inquiries concerning this Form U-9C-3 should be directed to:
Alfred C. Bereche
Assistant General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART

Name                           Energy or                                           State                          Percentage
of Reporting                   Gas Related          Date of                        of                             of Voting
Company                        Company              Organization                   Organization                   Securities Held
-------                        -------              ------------                   ------------                   ---------------

KeySpan Corporation     (1)
KeySpan Energy
Corporation             (2)

KeySpan Energy
Development
Corporation             (3)

KeySpan Islander
East Pipeline, LLC      (4)

Islander East Pipeline
Company, LLC            (5)       Gas                November 15, 2000              Delaware                           50%


Nature of Business:
------------------

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KeySpan Energy Development Corporation

(3) KeySpan Energy Development Corporation holds directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC

(4) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC

(5) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company                           Company                           Amount
Contributing                      Receiving                         of Capital
Capital                           Capital                           Contribution
-------                           -------                           ------------
KeySpan Islander East             Islander East                      $5,681,000
Pipeline, LLC                     Pipeline Company, LLC


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Associate              Reporting
Company                Company                Types of             Direct             Indirect            Cost                Total
Rendering              Receiving              Services             Costs              Costs               of                  Amount
Services               Services               Rendered             Charged            Charged             Capital             Billed
--------               --------               --------             -------            -------             -------             ------




No services have been provided by the reporting company to associate companies to date.

Part II - Transactions performed by associate companies on behalf of reporting companies
Associate                Reporting
Company                  Company                 Types of              Direct            Indirect            Cost           Total
Rendering                Receiving               Services              Costs             Costs               of             Amount
Services                 Services                Rendered              Charged           Charged             Capital        Billed
--------                 --------                --------              -------           -------             -------        ------


No services have been provided by associate companies to the reporting company to date.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


(Thousands of Dollars)



Investments in energy-related companies:

None.

Investments in gas-related companies:
-------------------------------------
Total consolidated capitalization as of June 30, 2002             8,232,561                 Line 1

Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)                                       1,234,884                 Line 2

Greater of $50 million or line 2                                  1,234,884                 Line 3

Total current aggregate investment:
(categorized by major line of gas-related business)

     Islander East Pipeline Company, LLC

        Total current aggregate investment                           12,144                 Line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(line 3 less line 4)                                              1,222,740                 Line 5



ITEM 5 - OTHER INVESTMENTS

Major Line                                Other                         Other
of Energy-Related                         Investment in Last            Investment in this             Reason for Difference in
Business                                  U-9C-3 Report                 U-9C-3 Report                  Other Investment
--------                                  -------------                 -------------                  ----------------


None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.         Financial Statements



B.         Exhibits

           1.  None

           2.  Certificate   of  filing  with  the  New  York   Public   Service
Commission;   Certificate   of  filing  with  the   Massachusetts Department of
Telecommunications and Energy and the New Hampshire Public Utilities Commission







                                    Signature


           Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, KeySpan Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


KEYSPAN CORPORATION


By:    /s/Richard A.Rapp, Jr.
       -------------------------
       Richard A. Rapp, Jr.
       Vice President, Secretary and
       Deputy General Counsel

                              KeySpan Islander East
                                  Balance Sheet
                                   30-Jun-02
                            (In Thousands of Dollars)

                                                 June 30, 2002
                                               ---------------

ASSETS

Current Assets
          Cash and temporary cash investments   $           -
          Customer accounts receivable
          Allowance for uncollectible accounts
          Gas in Storage, at average cost
          Material and supplies, at average cost
          Other

                                               ---------------
                                                            -
                                               ---------------

Assets held for disposal
Equity Investments & Other                             12,144
                                               ---------------

Property
          Gas
          Electric
          Other
          Accumulated depreciation
          Gas exploration and production, at cost
          Accumulated depletion
                                               ---------------
                                                            -
                                               ---------------

Deferred Charges
          Regulatory assets
          Goodwill, net of amortizations
          Intangible, net of amortizations
          Other
                                               ---------------
                                                            -
                                               ---------------
                                               ---------------
Total Assets                          $                12,144
                                               ===============


LIABILITIES AND CAPITALIZATION

Current Liabilities
          Current Redemption of Long-term
          debt Accounts payable and accrued
          expenses Commercial paper Dividends
          payable Taxes accrued Customer
          deposits Interest accrued
                                               ---------------
                                       $                    -
                                               ---------------
                                               ---------------

Deferred Credits and Other Liabilities
          Regulatory liabilities
          Deferred income tax
          Postretirement benefits and other reserves
          Other
                                               ---------------
                                                            -
                                               ---------------

Capitalization
          Common stock                                 12,144
          Retained earnings
          Other comprehensive income
          Treasury stock purchased
                                               ---------------
               Total common equity                     12,144
          Preferred stock
          Long-term debt
                                               ---------------
Total Capitalization                                   12,144
                                               ---------------

Minority Interest in Subsidiary Company                     -
                                               ---------------
Total Liabilities and Capitalization  $                12,144
                                               ===============

                              KeySpan Islander East
                              Statement of Income*
                            Year Ended June 30, 2002
                            (In Thousands of Dollars)




Revenues                                                       $ -
                                              ---------------------
Total Revenues                                                   -
                                              ---------------------

Operating Expenses
Purchased gas for resale
Fuel and purchased power
Operations and maintenance
Depreciation, depletion and amortization
Operating taxes
                                              ---------------------
Total Operating Expenses                                         -
                                              ---------------------

Operating Income                                                 -
                                              ---------------------

Other Income and (Deductions)
Minority interest
Other
                                              ---------------------
Total Other Income                                               -
                                              ---------------------
Income Before Interest Charges
  and Income Taxes                                               -
                                              ---------------------

Interest Charges

Income Taxes
     Current
     Deferred
                                              ---------------------
Total Income Taxes                                               -
                                              ---------------------

Net Income                                                     $ -
                                              =====================

*Note: There has been no activity for the quarter ended and year to date Statement of Income

                               KEYSPAN CORPORATION

                                   Certificate
                                   -----------

     The undersigned, M. Margaret Fabic, hereby certifies that she is Assistant General Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:

          (a) A copy of the report on Form U-9C-3 for the quarter ended March 31, 2002 has been filed with the following interested state commission:

                           New York Public Service Commission
                           State of New York
                           Three Empire State Plaza
                           Albany, New York 12223


     IN WITNESS WHEREOF, the undersigned has executed this Certificate the 29th day of August, 2002.



                                          /s/M. Margaret Fabic
                                          ------------------------------------
                                          M. Margaret Fabic
                                          Assistant General Counsel
                                          Office of the General Counsel

                               KEYSPAN CORPORATION

                                   Certificate
                                   -----------

     The undersigned, Richard A. Visconti, hereby certifies that he is General Counsel - New England, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:

          (a) A copy of the report on Form U-9C-3 for the quarter ended March 31, 2002 has been filed with the following interested state commissions:

                    Massachusetts Department of Telecommunications and Energy On South Station
                    Boston, Massachusetts 02110

                    New Hampshire Public Utilities Commission
                    8 Old Suncook Road
                    Concord, New Hampshire 03301


              IN WITNESS WHEREOF, the undersigned has executed this Certificate the 29th day of August, 2002.



                                           /s/Richard A. Visconti
                                           ------------------------------------
                                           Richard A. Visconti
                                           General Counsel - New England
                                           Office of the General Counsel